

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Kate DeHoff
General Counsel
Joby Aviation, Inc.
2155 Delaware Avenue, Suite #225
Santa Cruz, CA 95060

   Re: Joby Aviation, Inc.
     Registration Statement on Form S-1
     Filed October 29, 2021
     File No. 333-260608

Dear Ms. DeHoff:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Bradley Ecker at (202)-551-4985 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing